                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                               (Rule 13d-102)

              Information to be included in Statements Pursuant
                 to Rules 13d-1(b)(c) and (d) and Amendments
                  thereto filed pursuant to Rule 13d-2(b)
                 Under the Securities Exchange Act of 1934

                          (Amendment No.       )(1)
                                         -----

                            HEALTHGATE DATA CORP.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  42222 H
                     ----------------------------------
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)
-------------------------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 42222 H                     13G
         --------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Barry M. Manuel
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares          (5) Sole Voting Power
 Beneficially                          870,520 shares
 Owned by                              317,280 shares held in trusts, of which
 Each Reporting                                Dr. Manuel is trustee, as to
 Person With:                                  which Dr. Manuel disclaims
                                               beneficial ownership
                                        22,209 shares purchasable under
                                                   options (vested)
                                     ---------
                               Total 1,210,009 shares
                           ----------------------------------------------------
                           (6) Shared Voting Power
                               N/A
                           ----------------------------------------------------
                           (7) Sole Dispositive Power
                                       870,520 shares
                                       317,280 shares held in trusts, of which
                                               Dr. Manuel is trustee, as to
                                               which Dr. Manuel disclaims
                                               beneficial ownership
                                        22,209 shares purchasable under
                                                   options (vested)
                                     ---------
                               Total 1,210,009 shares
                           ----------------------------------------------------
                           (8) Shared Dispositive Power
                               N/A
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,009--Dr. Manuel disclaims beneficial ownership of 317,280 shares held in trusts
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                SCHEDULE 13G

ITEM 1.

    (a)   Name of Issuer
          HEALTHGATE DATA CORP.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          25 Corporate Drive
          Burlington, MA 01803
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          Barry M. Manuel
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          65 Wellesley Road
          Belmont, Massachusetts 02178
          ---------------------------------------------------------------------
    (c)   Citizenship
          U.S.A.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          42222 H
          ---------------------------------------------------------------------

ITEM 3.

         Not applicable

ITEM 4.  OWNERSHIP

    (a) Amount beneficially owned:
        1,210,009 shares including: (i) 870,520 shares held by Dr. Manuel,
        (ii) 317,280 shares held in trusts for Dr. Manuel's children and grandchildren, of which Dr. Manuel is trustee, as to which Dr. Manuel disclaims beneficial ownership, and (iii) 22,209 shares purchasable under options (vested).
    ---------------------------------------------------------------------------

    (b) Percent of class:
        6.7%
    ---------------------------------------------------------------------------

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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              1,210,009 shares including: (i) 870,520 shares held by Dr. Manuel,
              (ii) 317,280 shares held in trusts for Dr. Manuel's children and grandchildren, of which Dr. Manuel is trustee, as to which
              Dr. Manuel disclaims beneficial ownership, and (iii) 22,209 shares purchasable under options (vested).
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              N/A
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              1,210,009 shares including: (i) 870,520 shares held by Dr. Manuel,
              (ii) 317,280 shares held in trusts for Dr. Manuel's children and grandchildren, of which Dr. Manuel is trustee, as to which
              Dr. Manuel disclaims beneficial ownership, and (iii) 22,209 shares purchasable under options (vested).
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              N/A
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         Not applicable

    NOTE: All information in this Schedule 13G is as of the close of business on December 31, 2000.

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                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 9, 2001
                                       ----------------------------------------
                                                       (Date)

                                               /s/ Barry M. Manuel
                                       ----------------------------------------
                                                     (Signature)

                                                   Barry M. Manuel
                                       ----------------------------------------
                                                       (Name)





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